Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2024
ASSETS:		
Cash and cash equivalents ……………………………………………	$	33,599,072
Accounts and other receivables…..…………………………………		3,203,166
Right of use asset.………………………………………….............		366,668
Prepaid expenses.………………………………………………		39,417
Deferred income tax asset.…..		1,641,785
Goodwill.…....………………………………………………………...		73,201,393
Other intangible assets, net.………………………………………		38,855,241
TOTAL ASSETS.……………………………………………	$	150,906,742
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities.………………………………	$	1,414,570
Contingent earnout consideration payable.……………………………..		5,932,542
Operating lease liability.………………………………………………..		381,024
Intercompany payable to Parent and Subsidiaries.……………………		1,823,234
Income tax payable.…...		1,600,260
Other liabilities, net.…………………………………………..........		211,768
TOTAL LIABILITIES.…………………………………………..........		11,363,398
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized;		
Additional paid-in capital.…………………………………………………		112,132,950
Retained earnings.……………………………………………………		27,410,394
TOTAL SHAREHOLDER'S EQUITY.…………………………		139,543,344
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY……..	$	150,906,742

The accompanying notes are an integral part of this statement.